As filed with the Securities and Exchange Commission on September 24, 2002

Registration No. 333-72804
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Post-Effective Amendment No. 2 to Form S-3

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Fair, Isaac and Company, Incorporated	HNC Software Inc.
(Exact name of registrant on Form S-3 as specified in its charter)	(Exact name of registrant on Post-Effective Amendment No. 2 to Form S-3 as specified in its charter)

Delaware	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

94-1499887	33-0248788
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

200 Smith Ranch Road San Rafael, California 94903 (415) 472-2211 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	5935 Cornerstone Court West San Diego, California 92121 (858) 799-8000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrea M. Fike, Esq.

Vice President, General Counsel and Secretary
Fair, Isaac and Company, Incorporated
4295 Lexington Avenue North
St. Paul, Minnesota 55126
(651) 483-8593
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Blair W. White, Esq.
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
(415) 983-1000

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Proposed Maximum
Title of Each Class of	Amount to be	Proposed Maximum	Aggregate	Amount of
Securities to be Registered	Registered	Offering Price Unit	Offering Price	Registration Fee

5.25% Convertible Subordinated Notes of HNC Software Inc.(1)	N/A(2)	N/A(2)	N/A(2)	N/A(2)

Guarantees by Fair, Isaac of the 5.25% Convertible Subordinated Notes(1)	$ —	$ —	$ —	$—

Fair, Isaac common stock, par value $0.01 per share	2,703,190(3)	N/A	$92,800,513(4)	$8,538

(1)	In connection with the merger of Northstar Acquisition Inc. a Delaware corporation and a wholly-owned subsidiary of Fair, Isaac, with and into HNC, Fair, Isaac, HNC and State Street Bank and Trust Company of California, N.A., as trustee, under the Indenture dated as of August 21, 2001 pursuant to which HNC’s 5.25% Convertible Subordinated Notes Due September 1, 2008 (the “HNC notes”) were issued, entered into a supplemental indenture pursuant to which, among other things, the HNC notes become convertible into shares of Fair, Isaac common stock and Fair, Isaac unconditionally and irrevocably guaranteed, on a subordinated basis, the HNC notes. No consideration was received by Fair, Isaac from holders of the HNC notes or otherwise in connection with Fair, Isaac’s issuance of its subordinated guarantees of the HNC notes (which guarantees are embodied in the supplemental indenture).

(2)	A registration fee of $13,800 was paid in connection with the original filing by HNC of the Registration Statement on Form S-3 filed on November 6, 2001.

(3)	Represents the number of shares of Fair, Isaac common stock presently issuable upon conversion of the HNC notes held by the selling securityholders from time to time named in the prospectus contained herein and any supplements thereto, calculated based on a conversion ratio of approximately 18.02 shares per $1,000 principal amount of the HNC notes, plus an additional indeterminate number of shares that may become issuable upon conversion by reason of anti-dilution adjustments.

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based on the market value of Fair, Isaac common stock being registered, as established by the average of the high and low prices of Fair, Isaac common stock as reported on the New York Stock Exchange on September 18, 2002, which was $34.33.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a) may determine.

EXPLANATORY NOTE

      This registration statement and post-effective amendment is being filed under the Securities Act of 1933 jointly by Fair, Isaac and Company, Incorporated, a Delaware corporation, and HNC Software Inc., a Delaware corporation. On November 6, 2001, HNC filed a registration statement, Registration Statement No. 333-72804, registering $150,000,000 principal amount of 5.25% convertible subordinated notes issued by HNC.

      On August 5, 2002, HNC became a wholly-owned subsidiary of Fair, Isaac through the merger of a wholly-owned subsidiary of Fair, Isaac with and into HNC, and each share of HNC common stock was converted into the right to receive 0.519 of a share of Fair, Isaac common stock. In connection with the merger, HNC’s 5.25% convertible subordinated notes became convertible into shares of Fair, Isaac common stock at a conversion rate of approximately 18.02 shares of Fair, Isaac common stock per $1,000 principal amount of an HNC note, subject to anti-dilution adjustments. In addition, Fair, Isaac and HNC entered into a supplemental indenture whereby Fair, Isaac agreed to guarantee the notes on a subordinated basis.

      This registration statement registers the Fair, Isaac common stock issuable upon conversion of the convertible notes and Fair, Isaac’s guarantees of the convertible notes. This registration statement also is a post-effective amendment to HNC’s registration statement with respect to the convertible notes which revises that registration statement to reflect the merger, the Fair, Isaac common stock, and the Fair, Isaac guarantees.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to completion dated September 24, 2002)

HNC Software Inc.

$150,000,000

5.25% Convertible Subordinated Notes due September 1, 2008

Fair, Isaac and Company, Incorporated

2,703,190

Shares of Common Stock Issuable Upon Conversion of the Notes

$150,000,000

Guarantees

        On August 5, 2002, HNC Software Inc. became a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated through the merger of a wholly-owned subsidiary of Fair, Isaac with and into HNC, and each outstanding share of HNC common stock was converted into the right to receive 0.519 of a share of Fair, Isaac common stock. In connection with the merger, HNC’s 5.25% Convertible Subordinated Notes due September 1, 2008 became convertible into shares of Fair, Isaac common stock at a conversion rate of approximately 18.02 shares of Fair, Isaac common stock per $1,000 principal amount of an HNC note, subject to anti-dilution adjustments, and Fair, Isaac issued its subordinated guarantees of $150,000,000 aggregate principal amount of the notes.

      This prospectus relates to the notes, Fair, Isaac’s subordinated guarantees of the notes, and to 2,703,190 shares of Fair, Isaac common stock issuable upon conversion of the notes held by certain selling securityholders, plus such additional indeterminate number of shares of Fair, Isaac common stock as may become issuable upon conversion of the notes as a result of anti-dilution adjustments. The notes and the shares of Fair, Isaac common stock issuable upon conversion of the notes may be sold from time to time by or on behalf of the selling securityholders named in this prospectus or in supplements to this prospectus. The Fair, Isaac guarantees are embodied in the first supplemental indenture to the indenture governing the notes and may be sold only together with the associated notes from time to time by or on behalf of the selling securityholders named in this prospectus or in supplements to this prospectus.

      The selling securityholders may sell all or a portion of the shares of Fair, Isaac common stock issuable upon conversion of notes from time to time on the New York Stock Exchange, in negotiated transactions or otherwise, and at prices which will be determined by the prevailing market price for the shares or in negotiated transactions. The selling securityholders may sell all or a portion of their notes, together with the associated guarantees, in negotiated transactions or otherwise and at prices which will be determined in negotiated transactions.

      The selling securityholders will receive all of the proceeds from the sale of shares of the notes, the Fair, Isaac common stock and the Fair, Isaac guarantees offered by this prospectus. Fair, Isaac will not receive any proceeds of the sale of the notes, the shares or the guarantees by the selling securityholders.

      Fair, Isaac common stock is listed on the New York Stock Exchange under the trading symbol “FIC” and on September 23, 2002, its closing price was $33.23 per share. The notes are traded on the PortalSM Market, a subsidiary of The Nasdaq Stock Market, Inc.

       Investing in the notes or the Fair, Isaac common stock involves a high degree of risk. Please carefully consider the Risk Factors beginning on page 4 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission had approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation of the contrary is a criminal offense.

      The date of this prospectus is                     , 2002

ADDITIONAL INFORMATION

      This prospectus incorporates important business and financial information about Fair, Isaac and HNC from other documents that are not included in or delivered with this prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this prospectus through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone from Fair, Isaac at the following address:

Fair, Isaac and Company, Incorporated

200 Smith Ranch Road
San Rafael, California 94903
Attention: Investor Relations
(415) 492-7122

      References to “we,” “us,” and “our” in this prospectus are references to Fair, Isaac and Company, Incorporated, together with its subsidiary, HNC Software Inc. References to “Fair, Isaac” are references to Fair, Isaac and Company, Incorporated, and references to “HNC” are references to HNC Software Inc.

      See “Where You Can Find More Information” on page 43.

SUMMARY
Who We Are
Merger Between Fair, Isaac and HNC
The Offering
The Notes
Risk Factors
Ratio of Earnings to Fixed Charges
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE NOTES
General
Conversion of Notes
Subordination of Notes
Provisional Redemption
Optional Redemption
Purchase of Notes at Your Option upon a Change in Control
Events of Default
Modification and Waiver
Consolidation, Merger and Sale of Assets
Registration Rights
Satisfaction and Discharge
Transfer and Exchange
Purchase and Cancellation
Replacement of Notes
Governing Law
Concerning the Trustee
Book-Entry, Delivery and Form
DESCRIPTION OF FAIR, ISAAC SUBORDINATED GUARANTEES
General
Subordination
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
Item 15. Indemnification of Directors and Officers
Item 16. Exhibits
Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX
EXHIBIT 4.2
EXHIBIT 5.3
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 23.4
EXHIBIT 23.5

SUMMARY	1
Who We Are	1
Merger Between Fair, Isaac and HNC	1
The Offering	1
The Notes	2
Risk Factors	3
Ratio of Earnings to Fixed Charges	3
RISK FACTORS	4
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	15
USE OF PROCEEDS	15
SELLING SECURITYHOLDERS	15
PLAN OF DISTRIBUTION	17
DESCRIPTION OF THE NOTES	19
General	20
Conversion of Notes	20
Subordination of Notes	22
Provisional Redemption	24
Optional Redemption	25
Purchase of Notes at Your Option upon a Change in Control	25
Events of Default	27
Modification and Waiver	28
Consolidation, Merger and Sale of Assets	29
Registration Rights	29
Satisfaction and Discharge	31
Transfer and Exchange	31
Purchase and Cancellation	31
Replacement of Notes	31
Governing Law	31
Concerning the Trustee	31
Book-Entry, Delivery and Form	32
DESCRIPTION OF FAIR, ISAAC SUBORDINATED GUARANTEES	33
General	33
Subordination	34
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	35
LEGAL MATTERS	42
EXPERTS	42
WHERE YOU CAN FIND MORE INFORMATION	43

SUMMARY

      This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should carefully read this document and the documents we have referred you to. See “Where You Can Find More Information” on page 43.

Who We Are

Fair, Isaac and Company, Incorporated 200 Smith Ranch Road San Rafael, California 94903 (415) 472-2211	HNC Software Inc. 5935 Cornerstone Court West San Diego, California 92121 (858) 799-8000

      We provide creative analytics that unlock value for people, businesses and industries. Our predictive modeling, decision analysis, intelligence management and decision engine systems power more than 14 billion decisions a year. Founded in 1956, we help thousands of companies in over 60 countries acquire customers more efficiently, increase customer value, reduce risk and credit losses, lower operating expenses and enter new markets more profitably. Leading banks and credit card issuers rely on our analytic solutions, as do many insurers, retailers, telecommunications providers and other customer-oriented companies. Through the www.myFICO.com website, consumers use our FICO scores, the standard measure of credit risk, to understand and manage their credit risk profile.

Merger Between Fair, Isaac and HNC

      On August 5, 2002, Fair, Isaac consummated a merger with HNC Software Inc., a leading provider of high-end analytic and decision management software. In the merger, Fair, Isaac acquired HNC by merging a wholly-owned subsidiary of Fair, Isaac with and into HNC. As a consequence of the merger, HNC became a wholly-owned subsidiary of Fair, Isaac. In the merger, stockholders of HNC received approximately 0.519 of a share of Fair, Isaac common stock for each share HNC common stock that they owned. Immediately after the merger, former HNC stockholders owned approximately 36.4% of Fair, Isaac’s outstanding common stock.

The Offering

SECURITIES Offered by this Prospectus:	$150,000,000 principal amount of HNC’s 5.25% Convertible Subordinated Notes due September 1, 2008.

$150,000,000 subordinated guarantees by Fair, Isaac of the notes.

2,703,190 shares of Fair, Isaac common stock issuable upon conversion of the notes.

The Securities are being OFFERED by:	Certain holders of the securities. Each selling securityholder will set the offering price for a particular offer at the time of sale.

The Notes were ISSUED by:	HNC Software Inc. HNC originally issued and sold the notes in August and September 2001 in private transactions.

The Notes are GUARANTEED by:	Fair, Isaac, the sole stockholder of HNC. The notes are unconditionally and irrevocably guaranteed by Fair, Isaac on a subordinated basis.

The Notes are CONVERTIBLE into:	Fair, Isaac common stock, listed on the New York Stock Exchange under the symbol “FIC.”

The Notes

Interest:	The annual interest rate is 5.25%. Interest is payable on March 1 and September 1 of each year, beginning March 1, 2002.

Maturity Date:	September 1, 2008.

Conversion Rights:	The notes are convertible at any time before maturity into shares of Fair, Isaac common stock at a conversion price of $55.49 per share, subject to adjustment. This price is equivalent to a conversion rate of approximately 18.02 shares per $1,000 principal amount of notes. On September 23, 2002, the last reported sale price of Fair, Isaac common stock on the New York Stock Exchange was $33.23 per share. Upon conversion, you will not receive any cash representing accrued interest other than in the case of a conversion in connection with a provisional redemption. See “Description of the Notes — Conversion of Notes.”

Provisional Redemption:	We may redeem the notes, in whole or in part, at any time before September 5, 2004, at a redemption price equal to the principal amount of each note, only if:

• the closing price of Fair, Isaac common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of any 30 consecutive trading days ending on the trading day before we mail a provisional redemption notice, and

• the shelf registration statement covering resales of the notes and the Fair, Isaac common stock issuable upon conversion of the notes is effective, available for use, and expected to remain so for 30 days, unless registration is no longer required.

Upon such provisional redemption, we will pay, in cash or Fair, Isaac common stock or both, the aggregate interest payable on the notes through September 1, 2004. We will make this additional payment on all notes called for redemption, including any notes converted between the notice date the redemption date. See “Description of the Notes — Provisional Redemption.”

Optional Redemption:	We may redeem the notes on or after September 5, 2004 at the redemption prices described in this prospectus, plus any unpaid interest accrued up to the redemption date. See “Description of the Notes — Optional Redemption.”

Sinking Fund:	None.

Purchase Option Upon Change in Control:	Upon the occurrence of certain transactions constituting a change in control, you may require us to purchase your notes at 100% of the principal amount of the notes, plus any unpaid interest accrued up to the purchase date. We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control. See “Description of the Notes — Purchase of Notes at Your Option Upon a Change in Control” and “Risk Factors.”

Subordination:	The notes are general unsecured obligations of HNC, guaranteed by Fair, Isaac on a subordinated basis. The notes are subordinated in right of payment to all existing and future senior indebtedness of HNC. Fair, Isaac’s obligations under the guarantees are subordinated to all existing and future senior indebtedness of Fair, Isaac. As of June 30, 2002, HNC had approximately $40.7 million of outstanding indebtedness or other liabilities to which the notes would have been effectively subordinated. The indenture does not limit the abilities of Fair, Isaac, HNC, or our subsidiaries to incur senior indebtedness or other debt. See “Description of the Notes — Subordination.”

Trading:	The notes are not listed on any national securities exchange or the Nasdaq Stock Market. The notes are eligible for trading on the PORTAL system of the National Association of Securities Dealers, Inc. The Fair, Isaac common stock is traded on the New York Stock Exchange under the symbol “FIC.”

Risk Factors

      Investment in the notes and the Fair, Isaac common stock involves risks. You should carefully consider the information under Risk Factors and all other information included in this prospectus and incorporated by reference in this prospectus before investing in the notes or the Fair, Isaac common stock.

Ratio of Earnings to Fixed Charges

      The ratios of earnings to fixed charges for each of Fair, Isaac and HNC represent our historical ratios and are calculated on a total enterprise basis. The ratios are computed by dividing the sum of earnings before provision for taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

	Nine Months	Six Months
	Ended	Ended	Fiscal Years Ended
	June 30,	June 30,
	2002	2002	2001	2000	1999	1998	1997

Fair, Isaac	25.78	*	22.70	16.09	16.63	12.80	16.58
HNC	*	**	**	**	**	5.10	26.50

*	Fair, Isaac’s fiscal year ends September 30, and consequently June 30, 2002 reflects a nine-month period. HNC’s fiscal year ends December 31, and consequently June 30, 2002 reflects a six-month period.

**	HNC had a deficiency in earnings to fixed charges of $6.5 million in 1999, 157.1 million in 2000 and $42.7 million in 2001. HNC had a deficiency in earnings to fixed charges of $7.5 million in the six months ended June 30, 2002.

RISK FACTORS

      An investment in the notes and in the Fair, Isaac common stock involves risk. You should consider all of the information that we have included in this prospectus, and all of the information in the documents we have incorporated by reference, including the risks described from time to time in our periodic reports filed with the SEC. See “Where you can find more information” on page 43. In addition, you should carefully read and consider the following factors. Additional risks and uncertainties not presently known to Fair, Isaac and HNC or that are not currently believed to be important to you also may adversely affect Fair, Isaac and HNC.

Risk Factors Related to the Notes

If we incur additional indebtedness that is senior to the notes, we might not have sufficient assets to pay our obligations under the notes.

      The indenture under which we issued the notes, as amended, does not restrict us or our subsidiaries from incurring additional debt, including senior indebtedness. It also does not restrict our ability to pay dividends or issue or repurchase our securities. If we, or our subsidiaries, were to incur additional debt or liabilities, we might not be able to pay our obligations under the notes.

If we were required to pay off all senior indebtedness before we pay the notes, we might not have sufficient assets to pay our obligations under the notes.

      The notes are general unsecured obligations of HNC, and are subordinated in right of payment to all of the existing and future senior indebtedness of HNC. The notes are guaranteed by Fair, Isaac, subordinated in right of payment to all of the existing and future senior indebtedness of Fair, Isaac. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. As of June 30, 2002, Fair, Isaac had no outstanding senior indebtedness for purposes of the indenture, while HNC and its subsidiaries had approximately $40.7 million of outstanding indebtedness or other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness.

If we are not able to meet the requirements to purchase notes upon a change in control of Fair, Isaac or HNC, noteholders might not be repaid.

      Upon a change in control in Fair, Isaac or HNC, as defined in the indenture and the first supplement governing the notes, noteholders may require HNC to purchase all or a portion of their notes. If a change in control were to occur, we might not have enough funds to pay the purchase price for all tendered notes. Future credit agreements or other agreements relating to our indebtedness may provide that a change in control constitutes an event of default and additionally may prohibit the repurchase or redemption of the notes. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture and the first supplement, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would limit or prohibit payments to noteholders. The term change in control is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily protect noteholders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a market for the notes is not maintained, the trading price of the notes could decline significantly.

      The notes are not listed on any national securities exchange or the Nasdaq Stock Market, and we do not intend to apply for any listing. Since the issuance of the notes, the initial purchasers have made a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers is subject to the limits imposed by the Securities Act and the Exchange Act. As a result, a market for the notes may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. Changes in prevailing interest rates, the market for securities similar to the notes, and our operating results will affect the price at which you are able to sell your notes, if at all.

Risk Factors Related to Fair, Isaac and HNC

Although we expect that the recently completed merger between Fair, Isaac and HNC will benefit us, we may not realize those benefits because of integration and other challenges.

      On August 5, 2002, we completed the acquisition of HNC, previously announced on April 29, 2002. Our failure to meet the challenges involved in successfully integrating the operations of Fair, Isaac and HNC or otherwise to realize any of the anticipated benefits of the recently completed merger, including anticipated cost savings, could seriously harm our results of operations. Realizing the benefits of the recently completed merger will depend in part on the continued integration of the two companies’ products, technologies, operations, and personnel. Although we have made progress in combining the companies since the merger was completed, the continued integration of the companies is a complex, time-consuming and expensive process that, even with proper planning and implementation, could significantly disrupt our business. In many recent mergers, especially mergers involving technology companies, merger partners have experienced difficulties integrating the combined businesses, and we have not previously faced an integration challenge as substantial as the one presented by the recently completed merger. The challenges involved in this integration include the following:

•	continuing to persuade employees that the business cultures of Fair, Isaac and HNC are compatible, maintaining employee morale and retaining key employees;

•	managing a workforce over expanded geographic locations;

•	demonstrating to the customers of Fair, Isaac and to the customers of HNC that the merger will not lower client service standards, interfere with business focus, adversely affect product quality or alter current product development plans;

•	consolidating and rationalizing corporate IT and administrative infrastructures;

•	combining product offerings;

•	coordinating sales and marketing efforts to effectively communicate our capabilities to current and prospective customers;

•	coordinating and rationalizing research and development activities to enhance introduction of well designed new products and technologies;

•	preserving marketing or other important relationships of both Fair, Isaac and HNC and resolving potential conflicts that may arise;

•	minimizing the diversion of management attention from other ongoing business concerns; and

•	coordinating and combining overseas operations, relationships and facilities, which may be subject to additional constraints imposed by local laws and regulations.

      We may not successfully integrate the operations of Fair, Isaac and HNC in a timely manner, or at all. Moreover, we may not realize the anticipated benefits or synergies of the merger to the extent, or in the time frame, anticipated. The anticipated benefits and synergies relate to cost savings associated with anticipated restructurings and other operational efficiencies, greater economies of scale and revenue growth opportunities through expanded markets and cross-sell opportunities. However, these anticipated benefits and synergies are based on projections and assumptions, not actual experience, and assume a successful integration.

In order to be successful, we must continue to retain and motivate key employees, which will be more difficult in light of uncertainty following the recently completed merger, and failure to do so could seriously harm our operating results.

      The market for highly skilled employees is limited, and the loss of key employees could have a significant negative impact on our operations. Employee retention may be a particularly challenging issue in connection with the recently completed merger. Although the HNC board of directors designed and adopted a retention program to provide key HNC employees with financial incentives to remain with Fair, Isaac for relatively short time periods after the closing of the merger on August 5, 2002, there still is significant risk that we will not be able to retain these HNC employees in the short or long term. Our employees may experience uncertainty about their future roles with Fair, Isaac, even after our strategies are announced or executed. This circumstance may hurt our ability to attract and retain key management, marketing and technical personnel. We also must continue to motivate employees and keep them focused on our strategies and goals. This task may be particularly difficult due to the potential distractions of continued integration and morale challenges posed by workforce reductions after completion of the merger.

Charges to earnings resulting from the application of the purchase method of accounting may cause the market value of our common stock to decline.

      In accordance with United States generally accepted accounting principles, we will account for the merger using the purchase method of accounting. Under the purchase method of accounting, we will allocate the total estimated purchase price to HNC’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development, based on their fair values as of the date of completion of the merger on August 5, 2002. We will record the excess of the purchase price over those fair values as goodwill. We will expense approximately $40.2 million of the estimated purchase price allocated to in-process research and development in the fourth quarter. We will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. Annual amortization of intangible assets is currently estimated at $12.8 million, as compared to our amortization expense for such items during our most recent completed fiscal year of $2.1 million. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired in the future, we may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, in-process research and development and potential impairment charges could seriously harm our results of operations.

We may incur significant liabilities and merger-related charges resulting from integration of the two companies following the recently completed restructuring.

      Our management is in the process of assessing the costs associated with integration, and estimates that there will be between $15 and $16 million of merger-related and restructuring costs in the fourth quarter of our fiscal year 2002. However, additional liabilities ultimately will be recorded for severance, retention or relocation costs, costs of vacating some facilities, or other costs associated with ceasing certain activities. These liabilities and charges may be significant and could seriously harm our operating results in future periods.

Customer uncertainties related to the recently completed merger could harm our businesses and results of operations.

      In response to ongoing uncertainty following the recently completed merger, our customers may delay or defer purchasing decisions or elect to switch to other suppliers. In particular, prospective customers could be reluctant to purchase our products due to uncertainty about the direction of our product offerings and our willingness to support and service existing products. Prospective and current clients may worry about how integration of the two companies’ technologies may affect current and future products. To the extent that the recently completed merger creates uncertainty among those persons and organizations contemplating product purchases such that one large customer, or a significant group of smaller customers, delays, defers or changes purchases, our results of operations would be seriously harmed. Further, we may have to make additional customer assurances and assume additional obligations to address our customers’ uncertainty about the direction of our products and related support offerings. Accordingly, our quarterly results of operations could be substantially below expectations of market analysts, potentially decreasing our stock price.

Our effective tax rate after the recently completed merger is uncertain, and any increase in tax liability would harm our operating results.

      The impact of the recently completed merger on our overall effective tax rate is uncertain. Although we will attempt to optimize our overall effective tax rate, it is difficult to predict our effective tax rate following the recently completed merger. The combination of the operations of Fair, Isaac and HNC may result in an overall effective tax rate that is higher than our currently reported tax rate, and it is possible that our combined effective tax rate on a consolidated basis may exceed the average of the pre-merger separate tax rates of Fair, Isaac and HNC.

We may not be able to sustain the revenue growth rates previously experienced by HNC and Fair, Isaac individually.

      We cannot assure you that we will experience the same rate of revenue growth following the recently completed merger as HNC and Fair, Isaac experienced individually because of the difficulty of maintaining high percentage increases as the base of revenue increases. If our revenue does not increase at or above the rate analysts expect, the trading price for our common stock may decline.

Since our revenues will depend, to a great extent, upon general economic conditions and, more particularly, upon conditions in the consumer credit, financial services and insurance industries, a downturn in any of those industries will harm our results of operations.

      During fiscal 2001, approximately 87% of our revenues were derived from sales of products and services to the consumer credit, financial services and insurance industries. A downturn in the consumer credit, the financial services or the insurance industry, including a downturn caused by increases in interest rates or a tightening of credit, among other factors, could harm our results of operations. Since 1990, while the rate of account growth in the U.S. bankcard industry has been slowing and many of our large institutional clients have merged and consolidated, we have generated most of our revenue growth from our bankcard-related scoring and account management businesses by cross-selling our products and services to large banks and other credit issuers. As this industry continues to consolidate, we may have fewer opportunities for revenue growth due to changing demand for our products and services that support clients’ customer acquisition programs. In addition, industry consolidation could affect the base of recurring revenues derived from contracts in which we are paid on a per-transaction basis if consolidated customers combine their operations under one contract. We cannot assure you that we will be able effectively to promote future revenue growth in our businesses.

      In addition, a softening of demand for our decisioning solutions caused by a weakening of the economy generally may result in decreased revenues or lower growth rates. Due to the current slowdown in the economy generally, we believe that many of our existing and potential customers are reassessing or reducing their planned technology investments and deferring purchasing decisions. As a result, there is increased uncertainty with respect to our expected revenues. Further delays or reductions in business spending for business analytics could seriously harm our revenues and operating results.

Quarterly revenues and operating results have varied in the past and this unpredictability may continue in the future and could lead to substantial declines in the market price for our common stock.

      Our revenues and operating results varied in the past and, with respect to our recently-acquired subsidiary HNC, have resulted in net losses in some quarters. Future fluctuations in our operating results are possible. Consequently, we believe that you should not rely on period-to-period comparisons of financial results as an indication of future performance. Our future operating results may fall below the expectations of market analysts and investors, and in this event the market price of our common stock would likely fall. In addition, most of our operating expenses will not be affected by short-term fluctuations in revenues; thus, short-term fluctuations in revenues may significantly impact operating results. Moreover, to the extent several customers of HNC have recently changed from paying license fees on a recurring transactional basis to paying one-time license fees, HNC’s recurring revenues and gross margins for future quarters may decrease from historical performance. Factors that will affect our revenues and operating results include the following:

•	variability in demand from our existing customers;

•	the lengthy and variable sales cycle of many products;

•	consumer dissatisfaction with, or problems caused by, the performance of our products;

•	the relatively large size of orders for our products and our inability to compensate for unanticipated revenue shortfalls;

•	the timing of new product announcements and introductions in comparison with our competitors;

•	the level of our operating expenses;

•	changes in competitive conditions in the consumer credit, financial services and insurance industries;

•	fluctuations in domestic and international economic conditions;

•	our ability to complete large installations on schedule and within budget;

•	acquisition-related expenses and charges; and

•	timing of orders for and deliveries of software systems.

We derive a substantial portion of our revenues from a small number of products and services, and our revenue will decline if the market does not continue to accept these products and services.

      We expect that revenues from some or all of our FalconTM Fraud Manager, Decision Manager for Medical Bill Review and Outsourced Bill Review products and services, and agreements with TransUnion, Equifax and Experian, will account for a substantial portion of our total revenues for the foreseeable future. Our revenue will decline if the market does not continue to accept these products and services. Factors that might affect the market acceptance of these products and services include the following:

•	changes in the business analytics industry;

•	technological change;

•	our inability to obtain or use state fee schedule or claims data in our insurance products;

•	saturation of market demand;

•	loss of key customers;

•	industry consolidation;

•	factors that reduce the effectiveness of or need for fraud detection capabilities; and

•	reduction of the use of credit and other payment cards as payment methods.

We will continue to depend upon major contracts with credit bureaus, and our future revenue could decline if the terms of these relationships change.

      We will continue to derive a substantial portion of our revenues from contracts with the three major credit bureaus. These contracts, which normally have a term of five years or less, accounted for approximately 22% of our revenues in fiscal 2001. If we are unable to renew any of these contracts on the same or similar terms, our revenues and results of operations would be harmed.

Our revenue growth could decline if any major customer cancels, reduces or delays a purchase of our products.

      Most of our customers are relatively large enterprises, such as banks, insurance companies, healthcare firms, retailers and telecommunications carriers. Our future success will depend upon the timing and size of future licenses, if any, from these customers and new customers. Many of our customers and potential customers are significantly larger than we are and may have sufficient bargaining power to demand reduced prices and favorable nonstandard terms. The loss of any major customer, or the delay of significant revenue from these customers, could reduce or delay our recognition of revenue.

Our ability to increase our revenues will depend to some extent upon introducing new products and services, and if the marketplace does not accept these new products and services, our revenues may decline.

      We will have a significant share of the available market in our Scoring segment and for certain services in our Strategy MachineTM segment (specifically, account management services at credit card processors), and in the market for credit card fraud detection software through our Falcon products. To increase our revenues, we must enhance and improve existing products and continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. We believe much of our future growth prospects will rest on our ability to continue to expand into newer markets for our products and services, such as direct marketing, insurance, small business lending, retail, telecommunications, personal credit management, the design of business strategies using Strategy Optimization technology and internet services. These areas are relatively new to our product development and sales and marketing personnel, and completely new to some personnel integrated as a result of the merger. Products that we plan to market in the future are in various stages of development. We cannot assure you that the marketplace will accept these products. If our current or potential customers are not willing to switch to or adopt our new products and services, our revenues will decrease.

Defects, failures and delays associated with our introduction of new products could seriously harm our business.

      Significant undetected errors or delays in new products or new versions of products, especially in the area of customer relationship management, may affect market acceptance of our products and could harm our business, results of operations or financial position. If we were to experience delays in commercializing and introducing new or enhanced products, if our customers were to experience significant problems with implementing and installing our products, or if our customers were dissatisfied with our products’ functionality or performance, our business, results of operations or financial position could be harmed. In the past, we have experienced delays while developing and introducing new products and product enhancements, primarily due to difficulties developing models, acquiring data and adapting to particular operating environments. Errors or defects in our products that are significant, or are perceived to be significant, could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources, potential product liability claims and increased service and support costs and warranty claims.

If we fail to keep up with rapidly changing technologies, our products could become less competitive or obsolete.

      In our markets, technology changes rapidly, and there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology and the use of the internet. If we fail to enhance our current products and develop new products in response to changes in technology or industry standards, our products could rapidly become less competitive or obsolete. For example, the rapid growth of the internet environment creates new opportunities, risks and uncertainties for businesses, such as ours, which develop software that must also be designed to operate in internet, intranet and other online environments. Our future success will depend, in part, upon our ability to:

•	internally develop new and competitive technologies;

•	use leading third-party technologies effectively;

•	continue to develop our technical expertise;

•	anticipate and effectively respond to changing customer needs;

•	initiate new product introductions in a way that minimizes the impact of customers delaying purchases of existing products in anticipation of new product releases; and

•	influence and respond to emerging industry standards and other technological changes.

New product introductions and pricing strategies by our competitors could decrease our product sales and market share, or could pressure us to reduce our product prices in a manner that reduces our margins.

      We may not be able to compete successfully against our competitors, and this inability could impair our capacity to sell our products. The market for business analytics is new, rapidly evolving and highly competitive, and we expect competition in this market to persist and intensify. Our competitors vary in size and in the scope of the products and services they offer, and include:

•	in-house analytics departments;

•	credit bureaus;

•	computer service providers;

•	regional risk management, marketing, systems integration and data warehousing competitors;

•	application software companies, including enterprise software vendors;

•	management information system departments of our customers and potential customers, including financial institutions, insurance companies and telecommunications carriers;

•	third-party professional services and consulting organizations;

•	internet companies;

•	hardware suppliers that bundle or develop complementary software;

•	network and telecommunications switch manufacturers, and service providers that seek to enhance their value-added services;

•	neural network tool suppliers; and

•	managed care organizations.

      We expect to experience additional competition from other established and emerging companies, as well as from other technologies. For example, our FalconTM Fraud Manager and FalconTM Fraud Manager for Merchants products compete against other methods of preventing credit card fraud, such as credit card activation programs, credit cards that contain the cardholder’s photograph, smart cards and other card authorization techniques. Many of our anticipated competitors have greater financial, technical, marketing, professional services and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products. Many of these companies have extensive customer relationships, including relationships with many of our current and potential customers. Furthermore, new competitors or alliances among competitors may emerge and rapidly gain significant market share. If we are unable to respond as quickly or effectively to changes in customer requirements as our competition, our ability to expand our business and sell our products will be negatively affected.

      Our competitors may be able to sell products competitive to ours at lower prices individually or as part of integrated suites of several related products. This ability may cause our customers to purchase products of our competitors that directly compete with our products. Price reductions by our competitors could negatively impact our margins and results of operations, and could also harm our ability to obtain new long-term contracts and renewals of existing long-term contracts on favorable terms.

Any failure to recruit and retain additional qualified personnel could hinder our ability to successfully manage our business.

      Our future success will likely depend in large part on our ability to attract and retain experienced sales, research and development, marketing, technical support and management personnel. The complexity of our products requires highly trained customer service and technical support personnel to assist customers with product installation and deployment. The labor market for these persons is very competitive due to the limited number of people available with the necessary technical skills and understanding. We have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel, and we may need additional staff to support new customers and/or increased customer needs. We may also recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could hinder our ability to attract necessary qualified personnel and harm our business and future operating results. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not succeed in our efforts, and our business could be harmed.

We will continue to rely upon proprietary technology rights, and if we are unable to protect them, our business could be harmed.

      Our success will depend, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. Because the protection of our proprietary technology is limited, our proprietary technology could be used by others without our consent. In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid or may not prevent the development of competitive products. Any disclosure, loss, invalidity of, or failure to protect our intellectual property could negatively impact our competitive position, and ultimately, our business. We cannot assure you that our means of protecting our intellectual property rights in the United States or abroad will be adequate or that others, including our competitors, will not use our proprietary technology without our consent. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition.

      In addition, prior to the merger, HNC developed technologies under research projects conducted under agreements with various United States government agencies or subcontractors. Although HNC acquired commercial rights to these technologies, the United States government typically retains ownership of intellectual property rights and licenses in the technologies developed by us under these contracts, and in some cases can terminate our rights in these technologies if we fail to commercialize them on a timely basis. Under these contracts with the United States government, the results of research may be made public by the government, limiting our competitive advantage with respect to future products based on our research.

We may be subject to possible infringement claims that could harm our business.

      With recent developments in the law that permit patenting of business methods, we expect that products in the industry segments in which we will compete, including software products, will increasingly be subject to claims of patent infringement as the number of products and competitors in our industry segments grow and the functionality of products overlaps. We will have to defend claims made against our products, and such claims may require us to:

•	incur significant defense costs or substantial damages;

•	cease the use or sale of infringing products;

•	expend significant resources to develop or license a substitute non-infringing technology;

•	discontinue the use of some technology; or

•	obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available or might require substantial royalties or license fees that would reduce our margins.

Security is important to our business, and breaches of security, or the perception that e-commerce is not secure, could harm our business.

      Internet-based, business-to-business electronic commerce requires the secure transmission of confidential information over public networks. Several of our products are accessed through the internet, including our new consumer services accessible through the www.myfico.com website. Consumers using the internet to access their personal information will demand the secure transmission of such data. Security breaches in connection with the delivery of our products and services, including our netsourced products and consumer services, or well-publicized security breaches affecting the internet in general, could significantly harm our business, operating results and financial condition. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not compromise or breach the technology protecting the networks that access our netsourced products, consumer services and proprietary database information.

We may incur risks related to acquisitions or significant investment in businesses.

      We have made in the past, and may make in the future, acquisitions of, or significant investments in, businesses that offer complementary products, services and technologies. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include:

•	the possibility that we will pay more than the acquired companies or assets are worth;

•	the difficulty of assimilating the operations and personnel of the acquired businesses;

•	the potential product liability associated with the sale of the acquired companies’ products;

•	the potential disruption of our ongoing business;

•	the potential dilution of our existing stockholders and earnings per share;

•	unanticipated liabilities, legal risks and costs;

•	the distraction of management from our ongoing business; and

•	the impairment of relationships with employees and clients as a result of any integration of new management personnel.

      These factors could harm our business, results of operations or financial position, particularly in the event of a significant acquisition.

If our products do not comply with government regulations that apply to us or to our customers, we could be exposed to liability or our products could become obsolete.

      Legislation and governmental regulation inform how our business is conducted. Both our core businesses and our newer consumer initiatives are affected by regulation. Significant regulatory areas include:

•	federal and state regulation of consumer report data and consumer reporting agencies, such as the Fair Credit Reporting Act, or FCRA;

•	regulation designed to insure that lending practices are fair and non-discriminatory, such as the Equal Credit Opportunity Act;

•	privacy law, such as provisions of the Financial Services Modernization Act of 1999 and the Health Insurance Portability and Accountability Act of 1996;

•	regulations governing the extension of credit to consumers and by Regulation E under the Electronic Fund Transfers Act, as well as non-governmental VISA and MasterCard electronic payment standards;

•	Fannie Mae and Freddie Mac regulations, among others, for our mortgage services products;

•	insurance regulations related to our insurance products; and

•	consumer protection laws, such as federal and state statutes governing the use of the internet and telemarketing.

      In connection with our core activities, these statutes will continue, to some degree, to directly govern our operations. For example, the Financial Services Modernization Act restricts our use and transmittal of nonpublic personal information, grants consumers opt out rights, requires us to make disclosures to consumers about our collection and use of personal information and governs when and how we may deliver credit score explanation services to consumers. Many foreign jurisdictions relevant to our business will also regulate our operations. For example, the European Union’s Privacy Directive creates minimum standards for the protection of personal data. In addition, some EU member states have enacted protections which go beyond the requirements of the Privacy Directive. We will be subject to the risk of possible regulatory enforcement actions if we fail to comply with any of the statutes governing our operations.

      Additionally, existing regulation and legislation is subject to change or more restrictive interpretation by enforcement agencies, and new restrictive legislation might pass. For example, new legislation might restrict the sharing of information by affiliated entities, mandate providing credit scores to consumers, or narrow the permitted uses of consumer report data. Currently, the permitted uses of consumer report data in connection with customer acquisition efforts are governed primarily by the FCRA, whose federal preemption provisions effectively expire in 2004. Unless extended, this expiration could lead to greater state regulation, increasing the cost of customer acquisition activity. State regulation could cause financial institutions to pursue new strategies, reducing the demand for our products. In addition, in many states, including California, there have been periodic legislative efforts to reform workers’ compensation laws in order to reduce workers’ compensation insurance costs and to curb abuses of the workers’ compensation system. Simplifying state workers’ compensation laws, regulations or fee schedules could diminish the need for, and the benefits provided by our Decision Manager for Medical Bill Review products and Outsourced Bill Review services. Any changes to existing regulation or legislation, new regulation or legislation, or more restrictive interpretation of existing regulation could harm our business, results of operations and financial condition.

      Finally, governmental regulation influences our current and prospective clients’ activities, as well as their expectations and needs in relation to our products and services. For example, our clients include credit bureaus, credit card processors, telecommunications companies, state and federally chartered banks, savings and loan associations, credit unions, consumer finance companies, insurance companies and other consumer lenders, all of which are subject to extensive and complex federal and state regulations, and often international regulations. Moreover, industries of our future clients may also be subject to extensive regulations. We must appropriately design products and services to function in regulated industries or risk liability to our customers for our products’ non-compliance.

Failure to obtain data from our clients to update and re-develop or to create new models could harm our business.

      To develop, install and support our products, including consumer credit, financial services, predictive modeling, decision analysis, intelligence management, credit card fraud control and profitability management, loan underwriting and insurance products, we will require periodic updates of our statistical models. We must develop or obtain a reliable source of sufficient amounts of current and statistically relevant data to analyze transactions and update our models. In most cases, these data must be periodically updated and refreshed to enable our products to continue to work effectively in a changing environment. We do not own or control much of the data that we require, most of which are collected privately and maintained in proprietary databases. Generally, our customers agree to provide us the data we require to analyze transactions, report results and build new predictive models. If we fail to maintain good relationships with our customers, or if they decline to provide such data due to legal privacy concerns or a lack of permission from their own customers, we could lose access to required data and our products might become less effective. In addition, our Decision Manager for Medical Bill Review products use data from state workers’ compensation fee schedules adopted by state regulatory agencies. Third parties have previously asserted copyright interests in these data. These assertions, if successful, could prevent us from using these data. Any interruption of our supply of data could seriously harm our business, financial condition or results of operations.

Our operations outside the United States subject us to unique risks that may harm our results of operations.

      A growing portion of our revenues is derived from international sales. During fiscal 2001, approximately 18% of our revenues were derived from business outside the United States. As part of our growth strategy, we plan to continue to pursue opportunities outside the United States. Accordingly, our future operating results could be negatively affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

•	the general economic and political conditions in countries where we sell our products and services;

•	incongruent tax structures;

•	difficulty in staffing our operations in various countries;

•	the effects of a variety of foreign laws and regulations;

•	import and export licensing requirements;

•	longer payment cycles;

•	potentially reduced protection for intellectual property rights;

•	currency fluctuations;

•	changes in tariffs and other trade barriers; and

•	difficulties and delays in translating products and related documentation into foreign languages.

      We cannot assure you that we will be able to successfully address each of these challenges in the near term.

      Additionally, some of our business will be conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses are not currently material to our financial position, results of operations or cash flows. However, an increase in our foreign revenues could subject us to increased foreign currency transaction risks in the future.

CAUTIONARY STATEMENT CONCERNING

FORWARD-LOOKING STATEMENTS

      Statements contained in this prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, certain statements in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Examples of forward-looking statements include, but are not limited to:

•	projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items;

•	statements of our plans and objectives by our respective managements or boards of directors, including those relating to the proposed merger, products or services;

•	statements of future economic performance, and

•	statements of assumptions underlying such statements.

      Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, the factors discussed in the section entitled “Risk Factors” beginning on page 4 and other risk factors as may be detailed from time to time in our public announcements and filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date on which such statement is made.

USE OF PROCEEDS

      The selling securityholders will receive all of the proceeds of the sale of the notes, the Fair, Isaac common stock and the guarantees offered by this prospectus. We will not receive any of the proceeds from the selling securityholders sale of the notes, the shares of Fair, Isaac common stock or the guarantees.

SELLING SECURITYHOLDERS

      The notes were originally issued by HNC and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and the guarantees, or the Fair, Isaac common stock into which the notes are convertible.

      The following table sets forth information with respect to the selling securityholders and the principal amounts of notes beneficially owned by each holder that may be offered under this prospectus. Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned.

      The information in the table is based on the most current information provided by or on behalf of the selling securityholder to us in a selling securityholder questionnaire or questionnaires and is as of the date specified by the holders in those questionnaires. The selling securityholders may offer all, some or none of the notes, guarantees or Fair, Isaac common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes, guarantees or the Fair, Isaac common stock, no estimate can be given as to the amount of the notes or the Fair, Isaac common stock that will be held by the holders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act or in transactions under a prospectus or a supplement thereto filed with the SEC in connection with the notes.

      Based on 51,029,373 shares outstanding on August 9, 2002, and based on the information that was provided to us by each selling securityholder in its respective questionnaire or questionnaires, the only selling securityholder that beneficially owns 1% or more of Fair, Isaac’s common stock before the offering, assuming the conversion of its notes, is Pioneer High Yield Fund. Further information concerning ownership of Fair, Isaac common stock is provided in the notes to the table.

      We may update, amend or supplement this prospectus to update the information in this table. In addition, the conversion ratio, and therefore the number of shares of Fair, Isaac common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

	Principal		Shares of Fair,	Shares of Fair,
	Amount of Notes	Percentage	Isaac Common	Isaac Common
	Beneficially Owned	of Notes	Stock Beneficially	Stock that May be
Name of Beneficial Owner	that May be Sold	Outstanding	Owned(1)	Sold

Arbitex Master Fund L.P.(2)	$14,000,000	9.33%	252,298	252,298
Bankgesellschaft Berlin AG	$350,000	*	6,307	6,307
Convertible Securities Fund(3)	$145,000	*	2,613	2,613
Chrysler Corporation Master Retirement Fund(4)	$865,000	*	15,588	15,588
Credit Suisse First Boston Corporation(5)	$3,000,000	2.00%	54,064	54,064
CSFB Convertible and Quantitative Strategies	$100,000	*	1,802	1,802
Delta Airlines Master Trust(4)	$270,000	*	4,866	4,866
Delta Pilots D S Trust(4)	$120,000	*	2,163	2,163
Goldman Sachs and Company(6)	$970,000	*	17,481	17,481
KBC Financial Products USA Inc.	$250,000	*	4,505	4,505
Man Convertible Bond Master Fund, Ltd.(7)	$13,625,000	9.08%	245,540	245,540
Microsoft Corporation(4)	$265,000	*	4,776	4,776
Motion Picture Industry Health Plan Active Member Fund(4)	$80,000	*	1,442	1,442
Motion Picture Industry Health Plan Retiree Member Fund(4)	$65,000	*	1,171	1,171
Nations Convertible Securities Fund(3)	$4,855,000	3.24%	87,493	87,493
OCM Convertible Trust(6)	$990,000	*	17,841	17,841
Partner Reinsurance Company Ltd.(4)	$100,000	*	1,802	1,802
St. Thomas Trading Ltd.(7)	$22,355,000	14.90%	402,865	402,865
State Employees Retirement Fund of the State of Delaware(4)	$240,000	*	4,325	4,325
State of Connecticut Combined Investment Fund(4)	$1,350,000	*	24,329	24,329
Vanguard Convertible Securities Fund, Inc.(4)	$2,005,000	1.97%	36,133	36,133

*	Less than 1%

(1)	The numbers in this column include the notes held by each beneficial owner, as converted to shares of Fair, Isaac common stock at the current conversion price of $55.49 per share, and any additional shares of Fair, Isaac common stock held by each beneficial owner. However, this conversion price is subject to adjustment as described under “Description of the Notes — Conversion of Notes.” As a result, the number of shares of Fair, Isaac common stock issuable upon conversion of the notes may increase or decrease in the future. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the notes; cash will be paid in lieu of fractional shares, if any.

(2)	Arbitex GP, Ltd. is General Partner of Arbitex Master Fund, L.P. Arbitex GP and its officers, Kenneth Tanabaum, Jonathan P. Bren and Clark K. Hunt, have investment control over the notes and shares held by Arbitex Master Fund L.P. and consequently share beneficial ownership of these securities.

(3)	Ed Cassens and Yafang C. Yan are the investment managers of Convertible Securities Fund and Nations Convertible Securities Fund. Mr. Cassens and Mr. Yan have investment control over the notes and shares held by Convertible Securities Fund and Nations Convertible Securities Fund and consequently share beneficial ownership of these securities.

(4)	Oaktree Capital Management, LLC is the investment manager of this selling securityholder. Oaktree has investment control over the notes and shares held by this securityholder and consequently shares the beneficial ownership of these securities.

(5)	Credit Suisse First Boston Corporation is a registered broker-dealer and is engaged in the business of trading in securities. As such, Credit Suisse First Boston is an underwriter with respect to securities sold under this prospectus. See “Plan of Distribution” for more information.

(6)	Goldman Sachs and Company is a registered broker-dealer and is engaged in the business of trading in securities. As such, Goldman Sachs and Company is an underwriter with respect to securities sold under this prospectus. See “Plan of Distribution” for more information.

(7)	Marin Capital Partners, L.P. is the investment advisor of this selling securityholder. Marin Capital has investment control over the notes and shares held by this securityholder and consequently shares the beneficial ownership of these securities.

PLAN OF DISTRIBUTION

      We are registering the notes, the guarantees and the shares of Fair, Isaac common stock on behalf of the selling securityholders. The selling securityholders acquired their notes from the initial purchasers, who purchased the notes from HNC in August and September, 2001. This prospectus covers the resale of the selling securityholders’ notes, the guarantees and the shares of Fair, Isaac common stock that we issue if and when their notes are converted. The selling securityholders are bound by a registration rights agreement with HNC. To our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the securities covered by this prospectus.

      The selling securityholders may offer and sell notes or shares from time to time. In addition, a selling securityholder’s donees, pledgees, transferees and other successors in interest may sell notes or shares received from a named selling securityholder after the date of this prospectus. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The securities covered by this prospectus may be sold from time to time directly by the selling securityholders or through underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents commissions.

      The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Sales may be in transactions, which may involve block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on an exchange or quotation service or in the over-the-counter market; or

•	through the writing of options.

      In connection with sales of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the securities covered by this prospectus and deliver such securities to close out these short positions, or loan or pledge registered securities to broker-dealers that in turn may sell them. In addition, securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act rather than under this prospectus.

      Transactions under this prospectus may or may not involve brokers or dealers. The selling securityholders may sell securities directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in selling securities. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of securities for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

      The selling securityholders and any participating broker-dealers may be deemed to be underwriters within the meaning of the Securities Act in connection with sales of securities covered by this prospectus. As a result, any commission, discount or concession received by a broker-dealer and any profit on the resale of securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling securityholders may be deemed to be underwriters within the meaning of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act.

      In August 2001, HNC entered into a purchase agreement with Credit Suisse First Boston Corporation with respect to the notes. In accordance with the purchase agreement, Credit Suisse First Boston and Goldman Sachs and Company, along with another initial purchaser, purchased $125,000,000 in aggregate principal amount of notes. Credit Suisse First Boston and Goldman Sachs proposed to offer the notes for sale at the initial offering price of the private placement. After the notes were released for sale, Credit Suisse First Boston and Goldman Sachs could change the offering price and other terms.

      Under the purchase agreement, HNC granted to Credit Suisse First Boston and Goldman Sachs an option to purchase up to an additional $25,000,000 in aggregate principal amount of notes if Credit Suisse First Boston, Goldman Sachs and the other initial purchaser sold more than $125,000,000 in aggregate principal amount of notes. The initial purchasers could exercise the option within 30 days of the consummation of the initial purchase. On behalf of the initial purchasers, Credit Suisse First Boston subsequently exercised the option.

      In connection with the purchase of $150,000,000 in aggregate principal of notes, HNC paid discounts and commissions to Credit Suisse First Boston, Goldman Sachs and the other initial purchaser of 3.25% of the principal amount of the notes purchased. HNC incurred total expenses of approximately $177,500 in connection with the offering, excluding underwriting discounts and commissions. Also, HNC agreed to indemnify Credit Suisse First Boston, Goldman Sachs and the other initial purchaser against certain liabilities, including liabilities under the Securities Act.

      Neither Credit Suisse First Boston nor Goldman Sachs has the right to designate or nominate a member or members of HNC’s or Fair, Isaac’s board of directors.

      At the time of the initial purchase of the notes, there was no established public trading market for the notes. HNC was advised by Credit Suisse First Boston and Goldman Sachs that they intended to make a market in the notes. However, as initial purchasers of the notes, they were not obligated to do so and may discontinue their market-making activities at any time without notice.

      At the time of the initial purchase of the notes, the notes were not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading on The PortalSM Market.

      Credit Suisse First Boston and Goldman Sachs are selling securityholders and are listed as such in the Selling Securityholder table in this prospectus. The notes referred to in the Selling Securityholder table were purchased by Credit Suisse First Boston and Goldman Sachs in the open market and not directly from HNC.

      To our knowledge, Credit Suisse First Boston and Goldman Sachs are the only selling securityholders that are registered broker-dealers. As such, each is an underwriter of the notes. Our material relationships with each are described above.

      HNC has agreed to use its reasonable efforts to keep the registration statement covering the securities effective until the earliest of:

(1) November 6, 2003 (two years after the date HNC filed the original registration statement);

(2) the date when all registered securities have been disposed of; and

(3) the date on which all registered securities held by non-affiliates are eligible to be sold to the public under Rule 144(k) under the Securities Act.

      HNC is permitted to suspend the use of this prospectus for up to a total of 60 days in any 90-day period or a total of 90 days in any 12-month period under circumstances relating to pending corporate developments, public filings with the SEC and similar events.

      HNC agreed to pay the expenses of registering the notes and the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling securityholders will bear all discounts, commissions or other amounts payable to dealers, agents or underwriters if an underwriter distribution is made, as well as fees and disbursements for legal counsel retained by any selling securityholder.

      HNC and the selling securityholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. In the event of an underwritten transaction, the selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

      HNC and the selling securityholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. In the event of an underwritten transaction, the selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against liabilities, including liabilities arising under the Securities Act.

      Fair, Isaac has agreed to either assume or cause HNC to comply with all of HNC’s obligations under the registration rights agreement relating to the notes.

DESCRIPTION OF THE NOTES

      HNC originally issued the notes under an indenture dated as of August 24, 2001 between HNC and State Street Bank and Trust Company of California, N.A., as trustee. Fair, Isaac, HNC and State Street Bank and Trust subsequently entered into a first supplemental indenture dated as of August 5, 2002. The following description summarizes some, but not all, provisions of the notes and the indenture, as amended and supplemented by the first supplemental indenture. We urge you to read the indenture and the first supplement because these agreements, and not this description, define your rights as a holder of the notes. A copy of the indenture and the first supplement and the form of certificate evidencing the notes are attached as exhibits to the registration statement that contains this prospectus and will be made available to you upon request.

General

      The notes are unsecured general obligations of HNC and are subordinated in right of payment as described under “Subordination of Notes.” The notes are convertible into Fair, Isaac common stock as described under “Conversion of Notes.” The notes are fully and unconditionally guaranteed by Fair, Isaac on a subordinated basis, as described under “Description of Fair, Isaac Subordinated Guarantees.” The notes will be limited to $150,000,000 aggregate principal amount of notes outstanding. The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes mature on September 1, 2008, unless earlier redeemed at our option or purchased by us at your option upon a change in control of HNC or Fair, Isaac.

      HNC, Fair, Isaac and our subsidiaries are not restricted from paying dividends, incurring debt, or issuing or repurchasing other securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of HNC or Fair, Isaac, except to the extent described under “Purchase of Notes at Your Option Upon a Change in Control.”

      The notes bear interest at the annual rate of 5.25%, which rate may be increased as described in “Registration Rights” below, from August 24, 2001. Interest payments began on March 1, 2002, and interest is payable on March 1 and September 1 of each year, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the interest payments are February 15 and August 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

      On our behalf, the trustee maintains an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

      You have the right, at your option, to convert your notes into shares of Fair, Isaac common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $55.49 per share, subject to the adjustments described below. This conversion price is equivalent to a conversion rate of approximately 18.02 shares per $1,000 principal amount of notes.

      Except as described below, there will not be any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the converted principal amount. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

      We will not issue fractional shares of Fair, Isaac common stock upon any conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of Fair, Isaac common stock on the last trading day prior to the date of conversion.

      If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, unless HNC defaults in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

      The conversion price will be adjusted upon the occurrence of:

(1) the issuance of shares of Fair, Isaac common stock as a dividend or distribution on Fair, Isaac common stock;

(2) the subdivision or combination of outstanding Fair, Isaac common stock;

(3) the issuance to all or substantially all holders of Fair, Isaac common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase Fair, Isaac common stock, or securities convertible into Fair, Isaac common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) the distribution to all or substantially all holders of Fair, Isaac common stock of shares of Fair, Isaac capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•	dividends or distributions exclusively in cash referred to in clause (5) below; and

•	distribution of rights to all holders of Fair, Isaac common stock pursuant to an adoption of a stockholder rights plan;

(5) the dividend or distribution to all or substantially all holders of Fair, Isaac common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by Fair, Isaac or any of our subsidiaries for Fair, Isaac common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of Fair, Isaac common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of Fair, Isaac’s market capitalization on the business day immediately preceding the day on which the distribution is declared; and

(6) the purchase of Fair, Isaac common stock pursuant to a tender offer made by Fair, Isaac or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by Fair, Isaac or any of our subsidiaries for Fair, Isaac common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of Fair, Isaac common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

      If holders of Fair, Isaac outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events, including:

•	any reclassification of Fair, Isaac common stock;

•	a consolidation, merger or combination involving Fair, Isaac; or

•	a sale or conveyance to another person of the property and assets of Fair, Isaac as an entirety or substantially as an entirety.

      Fair, Isaac is permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if its board of directors determines that such reduction would be in Fair, Isaac’s best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of Fair, Isaac common stock in connection with a dividend or distribution of stock or similar event.

      In addition you may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. If at any time we make a distribution of property to Fair, Isaac stockholders that would be taxable to them as a dividend for U.S. federal income tax purposes (for example, distributions of property other than Fair, Isaac common stock or rights thereto) and, pursuant to the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for U.S. federal income tax purposes to be the payment of a taxable dividend to holders of notes. For more details see “Material United States Federal Income Tax Considerations.”

      No adjustment in the conversion price is required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of Fair, Isaac common stock or any securities convertible into or exchangeable for Fair, Isaac common stock or the right to purchase Fair, Isaac common stock or such convertible or exchangeable securities.

Subordination of Notes

      The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness of HNC, of all existing and future senior indebtedness of HNC. If HNC dissolves, winds-up, liquidates or reorganizes, or is the subject of any bankruptcy, insolvency, receivership or similar proceedings, HNC will pay the holders of HNC senior indebtedness in full in cash or other payment satisfactory to the holders of HNC senior indebtedness before HNC pays the holders of the notes. If the notes are accelerated because of an event of default HNC must pay the holders of HNC senior indebtedness in full before the noteholders. The indenture requires HNC to promptly notify holders of HNC senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

      HNC may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated HNC senior indebtedness occurs and is continuing beyond any applicable grace period, or

•	any other default of designated HNC senior indebtedness occurs and is continuing that permits holders of the designated HNC senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the indenture.

      HNC is required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases or exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

      No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

      As a result of these subordination provisions, in the event of HNC’s bankruptcy, dissolution or reorganization, holders of HNC senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

      If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all HNC senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of HNC senior indebtedness to the extent necessary to make payment in full of all HNC senior indebtedness remaining unpaid.

      Fair, Isaac, HNC, and our subsidiaries are not limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt our ability to pay our obligations on the notes and the guarantees could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

      As of June 30, 2002, HNC and its subsidiaries had approximately $40.7  million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would have been effectively subordinated.

      We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the noteholders.

      “Designated HNC senior indebtedness” means HNC obligations under HNC’s existing loan and security agreement with Wells Fargo Bank, National Association, as amended, and any particular senior indebtedness of HNC that expressly provides that such indebtedness shall be designated HNC senior indebtedness for purposes of the indenture.

      “HNC Indebtedness” means:

(1) all indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole or the assets of HNC or to only a portion thereof, other than to any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers acceptances;

(3) all obligations and liabilities, contingent or otherwise, in respect of leases, including synthetic leases, required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvement thereon which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the lease property to the lessor and our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all direct or indirect guaranties or similar agreement by HNC with respect to, and all of HNC’s obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7) any indebtedness or other obligations described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by HNC, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by HNC; and

(8) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

      “Senior HNC indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, rent, and all fees, costs, expenses and other amounts due on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by HNC, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the above. Senior HNC indebtedness does not include:

•	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes;

•	any indebtedness of HNC to Fair, Isaac, to any HNC subsidiary; or

•	the notes.

      In addition to the subordination of the notes, Fair, Isaac’s guarantees of the notes are subordinated. See “Description of the Fair, Isaac Guarantees.”

Provisional Redemption

      HNC may redeem any portion of the notes at any time prior to September 5, 2004 upon at least 20 and not more than 60 days notice by mail to the holders of the notes, at a redemption price equal to $1,000 per note plus the make whole payment described below if (1) the closing price of Fair, Isaac common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the Fair, Isaac common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required.

      If HNC redeems the notes under these circumstances, HNC will make a make whole payment on the redeemed notes equal to the total value of the aggregate amount of interest that would have been payable on the notes from the last day through which interest was paid on the notes (or August 24, 2001 if no interest has been paid) through September 1, 2004. HNC must make these make whole payments on all notes called for redemption prior to September 5, 2004, including notes converted after the date the notice was mailed. The make whole payment for notes converted shall not be reduced by accrued and unpaid interest. HNC may make these make whole payments, at its option, either in cash or in Fair, Isaac common stock or a combination of cash and stock, if a shelf registration covering resales of such common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date. HNC will specify the type of consideration for the make whole payment in the redemption notice. Payments made in Fair, Isaac common stock will be valued at 95% of the average of the closing sales prices of Fair, Isaac common stock for the five trading days ending on the day prior to the redemption date.

      Because the sale price of Fair, Isaac common stock will be determined before the redemption date, if HNC specifies that it will make payment of the redemption price in Fair, Isaac common stock, holders of notes bear the market risk that Fair, Isaac common stock will decline in value between the date the sale price is calculated and the redemption date.

Optional Redemption

      HNC may redeem the notes on or after September 5, 2004, on at least 20 days and no more than 60 days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Redemption
Period	Price

Beginning on September 5, 2004 through August 31, 2005	102.625%
Beginning on September 1, 2005 through August 31, 2006	101.750%
Beginning on September 1, 2006 through August 31, 2007	100.875%
Beginning on September 1, 2007 and thereafter	100.000%

      In each case, HNC will pay accrued interest to, but excluding, the redemption date. If the redemption date falls after an interest payment record date and prior to an interest payment date, interest will be paid to the holder on the redemption date.

      If HNC decides to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

      No sinking fund is provided for the notes.

Purchase of Notes at Your Option upon a Change in Control

      If a change in control of Fair, Isaac or HNC occurs (as defined under the indenture and the first supplement), you will have the right to require HNC to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

      HNC will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holder’s right to convert the notes;

•	the holder’s right to require HNC to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

      You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day next preceding the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

      A change in control will be deemed to have occurred if any of the following occurs:

•	any person or group other than Fair, Isaac is or becomes the beneficial owner, directly or indirectly, of shares of HNC or Fair, Isaac voting stock representing 50% or more of the total voting power of all outstanding classes of HNC or Fair, Isaac voting stock, or has the power, directly or indirectly, to elect a majority of the members of the board of directors of HNC or Fair, Isaac;

•	HNC or Fair, Isaac consolidates with, or merges with or into, another person (other than a merger of HNC into Fair, Isaac) or HNC or Fair, Isaac sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of HNC or Fair, Isaac, or any person consolidates with, or merges with or into, HNC or Fair, Isaac, in any such event other than pursuant to a transaction in which the persons that beneficially owned, directly or indirectly, the shares of voting stock of HNC or Fair, Isaac immediately prior to such transaction beneficially own, directly or indirectly, shares of voting stock of HNC or Fair, Isaac representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	the holders of capital stock of HNC or Fair, Isaac approve any plan or proposal for the liquidation or dissolution of HNC or Fair, Isaac (whether or not otherwise in compliance with the indenture and the first supplement).

      However, a change in control will not be deemed to have occurred if either:

•	the last sale price of Fair, Isaac common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights in the merger or consolidation) constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

      For purposes of this change in control definition:

•	“person” or “group” are defined in the Securities Exchange Act of 1934 and related rules; and the term group includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of the Exchange Act and related rules;

•	a “beneficial owner” will be determined in accordance with the Exchange Act and related rules, except that the number of shares of voting stock of Fair, Isaac or HNC will be deemed to include, in addition to all outstanding shares of voting stock of Fair, Isaac or HNC and unissued shares deemed to be held by the person or group or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and entitled to vote in the election of the board of directors, managers or trustees.

      The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of all or substantially all assets.

      HNC and Fair, Isaac, will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by HNC to purchase the notes upon a change in control.

      This change in control purchase feature may make more difficult or discourage a takeover of Fair, Isaac and the removal of incumbent management. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between HNC and the initial purchasers.

      Fair, Isaac could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including Fair, Isaac senior indebtedness, outstanding or otherwise adversely affect a holder. Neither Fair, Isaac nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service Fair, Isaac’s and HNC’s debt, including the notes.

      Certain of our debt agreements may prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

      HNC may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit HNC from making such repurchase. If HNC fails to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

Events of Default

      Each of the following will constitute an event of default under the indenture:

•	HNC fails to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

•	HNC fails to pay any interest, including any additional interest payable for certain defaults under the registration rights agreement, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

•	HNC fails to perform any other covenant required of it in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

•	HNC fails to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

•	HNC fails to provide timely notice of a change in control;

•	any indebtedness for money borrowed by HNC or one of HNC’s significant subsidiaries in an outstanding principal amount in excess of $20 million is not paid at final maturity or upon acceleration, and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization of HNC or any of HNC’s significant subsidiaries.

      If an event of default, other than an event of default described in the last clause above with respect to HNC, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in the last clause above occurs with respect to HNC, the principal amount of the notes will automatically become immediately due and payable. Any payment by HNC on the notes following any acceleration will be subject to the subordination provisions of the indenture.

      After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

      Subject to the trustee’s duties in an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

      No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice.

      However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

      Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	HNC fails to pay principal, premium or interest on any note when due;

•	HNC fails to convert any note into Fair, Isaac common stock; or

•	HNC fails to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

      HNC is required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to our officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

      We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the noteholders. However, no amendment, supplement or waiver may be made without the consent of each affected noteholder if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected noteholder.

      We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the noteholders to, among other things, cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer or make any other change that does not adversely affect the rights of any noteholder.

Consolidation, Merger and Sale of Assets

      HNC may not consolidate with or merge into any corporation, limited liability company, partnership or trust, in a transaction in which HNC is not the surviving corporation, limited liability company, partnership or trust, or convey, transfer or lease HNC’s properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and expressly assumes HNC’s obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	HNC delivers a certification and a legal opinion that these conditions have been met.

Registration Rights

      The following is a summary of the registration rights provided in the registration rights agreement and the notes. The registration rights agreement is between HNC and the noteholders; however, Fair, Isaac has agreed to either assume HNC’s obligations under the registration rights agreement or cause HNC to comply with those obligations. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

      This prospectus is part of a shelf registration statement under the Securities Act that HNC filed on November 6, 2001 to register resales of the notes and the shares of common stock into which the notes are convertible. Fair, Isaac and HNC jointly filed a post-effective amendment to this registration statement, and a new registration statement to cover the shares of Fair, Isaac common stock issuable upon conversion of the notes, following the completion of the merger between Fair, Isaac and HNC on August 5, 2002. The notes and the Fair, Isaac common stock issuable upon conversion of the notes are referred to collectively as “registrable securities.” We will use our reasonable efforts to keep this shelf registration statement effective until the earliest of:

(1) November 6, 2003 (two years from the date HNC filed the original shelf registration statement);

(2) the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

(3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

      We will be permitted to suspend the use of this prospectus which is a part of the registration statement for a period not to exceed an aggregate of 60 days in any 90-day period or an aggregate of 90 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

      A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally is required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

      Additional interest may accrue on the notes if:

•	we fail, with respect to a holder that supplies a selling securityholder questionnaire, to supplement the shelf registration statement in a timely manner as provided in the registration rights agreement in order to name additional selling securityholders; or

•	after the shelf registration statement has been declared effective, the shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the Fair, Isaac common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement. In this event, additional interest will only accrue if we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act, or, if applicable, we do not terminate any permitted suspension period described above within the required timeframe.

      In either event, additional interest will accrue on the notes and the shares of underlying Fair, Isaac common stock that are registrable securities, from the date of default until the date of cure, at the rate of 0.5% per year for the notes (or 0.5% of the conversion price for any Fair, Isaac common stock issued upon conversion that are registrable securities). In the case of the first type of registration default described above, our obligation to pay additional interest extends only to the affected notes. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the Fair, Isaac common stock issuable upon the conversion of the notes held by the holder are registrable securities within the meaning of the registration rights agreement.

      We have agreed to file amendments or supplements to the shelf registration statement as required to include holders of registrable securities as selling securityholders, subject to our right to suspend use of the prospectus under specified circumstances. Each selling securityholder must provide us with information about itself and its sale before the amendment or supplement is finalized in order to be named as a selling securityholder in the related prospectus.

      We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling securityholders remain responsible for all selling expenses such as commissions and discounts.

Satisfaction and Discharge

      We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have become due and payable or will become due and payable within one year, or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Transfer and Exchange

      HNC has initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

      All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

      We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of noteholders.

Replacement of Notes

      We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

      State Street Bank and Trust Company of California, N.A., serves as the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

      The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

      HNC initially issued the notes in the form of two global securities. The global securities are deposited with the trustee as custodian for the Depository Trust Company and registered in the name of a nominee of DTC. Except as set forth below, the global securities may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called certificated securities) will be issued only in certain limited circumstances described below.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a clearing corporation within the meaning of the New York Uniform Commercial Code; and

•	a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC (called participants) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the indirect participants) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Pursuant to procedures established by DTC upon the deposit of the global securities with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by the global securities to the accounts of participants, as designated by the initial purchasers. Ownership of beneficial interests in the global securities is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities is shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

      Owners of beneficial interests in global securities who desire to convert their interests into Fair, Isaac common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including any additional interest) on the global security, will credit participants accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global securities or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants and which will be legended, if required.

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF FAIR, ISAAC SUBORDINATED GUARANTEES

      The following summary of the Fair, Isaac guarantees is subject in all respects to indenture and the first supplement. See “Where You Can Find More Information” on page 43.

General

      Fair, Isaac has fully and unconditionally guaranteed, on a subordinated basis:

•	the punctual payment when due, whether at stated maturity, by acceleration, redemption or otherwise, of the principal of, premium, if any, and interest on the notes according to the terms of the notes; and

•	the full and punctual performance within applicable grace periods of all other obligations of HNC under the indenture and the notes.

      Fair, Isaac’s obligations are absolute and unconditional and remain in full force and effect until the entire principal, interest and any redemption premium on the notes is paid or provided for under the indenture. Those obligations are not affected, modified or impaired by:

•	the waiver, surrender, compromise, settlement, release or termination of HNC’s obligations under the indenture and the notes;

•	the failure to give notice to Fair, Isaac of a default under the indenture or the notes;

•	the waiver, compromise or release of the performance by HNC or Fair, Isaac of the obligations in the indenture;

•	the extension of the time for payment of any principal, interest or redemption premium on any note or for any other payment or performance under the indenture;

•	the modification or amendment of any obligation, covenant or agreement set forth in the indenture or the notes;

•	any failure or delay on the part of any holder or the trustee to enforce or assert any right or remedy in connection with the indenture or the notes;

•	the voluntary or involuntary liquidation, dissolution, sale of all or substantially all the assets, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, or reorganization affecting Fair, Isaac, HNC or their assets, or any allegation or contest of the validity of Fair, Isaac’s guarantees;

•	any defense based upon any legal disability of HNC or, to the extent permitted by law, any release, reduction or limitation of any sums or liabilities owed by HNC to any holder;

•	the release or discharge by operation of law of Fair, Isaac from the performance or observance of any obligation, covenant or agreement contained in the first supplemental indenture;

•	the failure of Fair, Isaac fully to perform any of its obligations set forth in the first supplemental indenture; or

•	the invalidity of the indenture or the notes or any defense which HNC may have against any holder.

      If any payment by HNC to the trustee or any holder is rescinded or must be returned, the obligations of Fair, Isaac are reinstated with respect to such payment. No set-off, counterclaim, or defense of any nature which Fair, Isaac may have under the first supplemental indenture against the trustee or any holder may reduce the payments of Fair, Isaac under the guarantees. In the event of a default in the payment of principal, interest or any redemption premium on any note, the trustee or the holder of the note has the right to proceed first and directly against Fair, Isaac without proceeding against HNC or exhausting any other remedies it may have.

      Notwithstanding Fair, Isaac’s guarantees, HNC remains obligated under the indenture and the notes, in accordance with the terms of the first supplemental indenture.

      The Fair, Isaac guarantees are in uncertificated form and are embodied in the first supplemental indenture.

Subordination

      Fair, Isaac’s obligations under the guarantees are subordinated and subject in right of payment to the prior payment in full of all Fair, Isaac senior indebtedness, either in cash or payment satisfactory to the debt holders. However, the subordination of Fair, Isaac’s obligations will not:

•	prevent the occurrence of any default under the indenture;

•	in any way affect or modify any of HNC’s obligations under the indenture and the first supplement; or

•	in any way affect or modify the conversion rights under the indenture and the first supplement.

      Fair, Isaac may not make any payment on the guarantees if:

•	a default in the payment of any designated Fair, Isaac senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated Fair, Isaac senior indebtedness occurs and is continuing that permits holders of the designated Fair, Isaac senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the indenture.

      Fair, Isaac is required to resume payments on the guarantees:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases or exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

      No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

      As a result of these subordination provisions, in the event of Fair, Isaac’s bankruptcy, dissolution or reorganization, holders of Fair, Isaac senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

      If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all Fair, Isaac senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Fair, Isaac senior indebtedness to the extent necessary to make payment in full of all Fair, Isaac senior indebtedness remaining unpaid.

      “Designated Fair, Isaac senior indebtedness” means any particular senior indebtedness of Fair, Isaac that expressly provides that such indebtedness shall be designated Fair, Isaac senior indebtedness for purposes of the indenture.

      “Senior Fair, Isaac indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, rent, and all fees, costs, expenses and other amounts due on indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Fair, Isaac, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the above. Senior Fair, Isaac indebtedness does not include:

•	indebtedness of Fair, Isaac to any subsidiary;

•	the guarantees; and

•	the notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general discussion of material U.S. federal income tax considerations relevant to holders of the notes and Fair, Isaac common stock into which the notes may be converted. This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal circumstances including, for example, application of the alternative minimum tax provisions of the Internal Revenue Code, of 1986, as amended. This summary is based on the provisions of the tax code, applicable existing and proposed U.S. Treasury regulations, and judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to differing interpretation. Except as otherwise noted, this summary applies only to U.S. holders, as defined below, that hold the notes and the Fair, Isaac common stock into which the notes may be converted as capital assets within the meaning of Section 1221 of the tax code (generally, for investment). It does not address tax consequences applicable to those U.S. holders that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	banks, thrifts or other financial institutions or financial service companies;

•	insurance companies;

•	tax-exempt organizations;

•	expatriates;

•	pension funds;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding notes or common stock as part of a hedging or conversion transaction, straddle or other risk reduction transaction for tax purposes;

•	persons deemed to sell notes or common stock under the constructive sale provisions of the tax code;

•	S Corporations;

•	persons who hold the notes through a partnership or other pass through entity.

      We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and we cannot assure you that the IRS will agree with our statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

      INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME, ALTERNATIVE MINIMUM, GIFT AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

      The following is a summary of the material U.S. federal income tax consequences resulting from the ownership and disposition of the notes and common stock by U.S. holders. As used in this prospectus, the term U.S. holder means a beneficial holder of a note or common stock that for U.S. federal income tax purposes is:

•	a citizen or resident (as defined in Section 7701(b) of the tax code) of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) formed under the laws of the United States, any state of the U.S., or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; and

•	in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the tax code.

      A non-U.S. holder is any holder of a note or common stock other than a U.S. holder or a foreign or domestic partnership. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners. Partners in partnerships should consult their own tax advisors regarding the consequences to them of the partners’ ownership and disposition of the notes.

     Interest

      Interest on the notes will generally be included in a U.S. holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. holder’s regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments, other than fixed periodic interest, that exceed the issue price of the instrument, the holder may be required to recognize additional interest as original issue discount over the term of the instrument. If the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange, conversion or retirement of a note before the resolution of the contingencies. In certain circumstances, investors in the notes could receive payments in excess of stated principal or interest. If HNC calls the notes for provisional redemption or optional redemption, holders would be entitled to receive a payment in excess of stated principal and interest, either upon the redemption or upon a conversion of the notes after they are called for redemption but before they are actually redeemed. We do not believe that the notes should be treated as contingent debt instruments because of these potential additional payments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments or as having original issue discount, and the following discussion will be based on that treatment. However, if the notes were contingent debt instruments, the federal income tax consequences of owning and disposing of the notes generally could differ materially from the consequences discussed herein. Nonetheless, because of the lack of authority on point, the tax consequences of the additional payments are uncertain, and holders could be required to recognize income or gain upon receipt of a contingent payment.

     Market Discount

      If a U.S. holder purchases a note for an amount that is less than its stated redemption price at maturity, the sum of all payments to be made under the note, other than qualified stated interest, will be treated as market discount for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in other property. Under the market discount rules, a U.S. holder will be required to treat any payment, other than qualified stated interest, on, or any gain on the sale, exchange, retirement, or other disposition of a note, as ordinary income to the extent of the market discount that a U.S. holder has not previously included in income and is treated as having accrued on the note at the time of its payment or disposition. In addition, a U.S. holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the note. Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless a U.S. holder elects to accrue on a constant interest method.

      A U.S. holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. A U.S. holder’s election to include market discount in income currently, once made, applies to all market discount obligations acquired by a U.S. holder on or after the first taxable year to which such election applies and may not be revoked without the consent of the IRS.

     Amortizable Bond Premium

      If a U.S. holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the purchase date, other than qualified stated interest, a U.S. holder will be considered to have purchased the note at a premium. The amount by which a U.S. holder purchases a note for this purpose is reduced by an amount equal to the value of the conversion option. A U.S. holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under a U.S. holder’s regular accounting method. Generally, in the case of instruments that provide for alternative payment schedules, premium is calculated by assuming that:

•	a U.S. holder will exercise or not exercise options in a manner that maximizes a U.S. holder’s yield; and

•	we will exercise or not exercise options in a manner that minimizes a U.S. holder’s yield, except that we will be assumed to exercise call options in a manner that maximizes a U.S. holder’s yield.

      If a U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss a U.S. holder would otherwise recognize on disposition of the note. A U.S. holder’s election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by a U.S. holder on or after the first day of the first taxable year to which the election applies. A U.S. holder may not revoke the election without the consent of the IRS.

     Conversion of Notes Into Common Stock

      In general, a U.S. holder should not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock and to the extent the common stock issued upon conversion is considered attributable to accrued interest on the note not previously included in income (which is taxable as ordinary income). Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The aggregate adjusted tax basis of shares of common stock received on conversion will equal the adjusted tax basis of the note converted (reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash). The holding period of the common stock received on conversion will generally include the period during which the converted notes were held prior to conversion. However, a U.S. holder’s tax basis in shares of common stock considered attributable to accrued interest as described above generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin as of the date of the conversion. As noted above, if a holder converts a note after it has been called for provisional redemption, the tax consequences of the additional payment that the holder would receive are unclear. The holder could be required to recognize income or gain on the receipt of the additional payment.

     Constructive Distributions on Notes

      The conversion price of the notes is subject to adjustment under certain limited circumstances. Section 305 of the tax code and the Treasury regulations issued thereunder may treat the holders of the notes as having received a constructive distribution. This treatment would generally result in ordinary income (subject to a possible dividends-received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Ordinary income would result if, and to the extent that, those adjustments in the conversion price (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Similarly, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders. Such distribution would be generally taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Therefore, U.S. holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution of stock.

     Sale, Exchange or Retirement of the Notes

      Except as set forth above under “Market Discount,” each U.S. holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes. This gain or loss is measured by the difference (if any) between the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and such holder’s adjusted tax basis in the notes. Any such gain or loss should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held for more than 12 months at the time of the sale or exchange. The deductibility of capital losses is subject to certain limitations. A U.S. holder’s adjusted tax basis in a note generally will be the U.S. dollar value of the purchase price for the note on the date of purchase increased by any market discount previously included in income by the holder and reduced by any amortized premium.

     The Common Stock

      Distributions, if any, paid on the common stock, to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be included in a U.S. holder’s income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount of cash and the fair market value of the property received on such sale or exchange and the U.S. holder’s adjusted tax basis in such common stock. Except to the extent of the market discount that a U.S. holder has not previously included in income and is treated as having accrued on the note at the time of its conversion, such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than 12 months. The deductibility of capital losses is subject to limitations.

     Information Reporting and Backup Withholding

      A U.S. holder of notes or common stock may be subject to backup withholding tax at the applicable rate (currently of 30% for payments made in 2002, with such rate gradually being reduced to 28% for payments made in 2006) with respect to certain reportable payments, including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply among other things:

•	if the U.S. holder fails to furnish a social security number or other taxpayer identification number certified under penalties of perjury within a reasonable time after the request therefore;

•	if the U.S. holder fails to report properly interest or dividends;

•	if the U.S. holder under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that such holder is not subject to backup withholding; or

•	if the IRS provides notification that the U.S. holder has furnished us with an incorrect tax identification number.

      Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

      We will report to the U.S. holders of notes and common stock and to the IRS the amount of our reportable payments for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

      The following discussion is limited to the U.S. federal income tax consequences relevant to a non-U.S. holder (as defined above). For purposes of withholding tax on interest and dividends discussed below, a non-U.S. holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be U.S. trade or business income if such income or gain is effectively connected with the conduct of a U.S. trade or business and in the case of a non-U.S. holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

     Interest and Dividends

      Generally, and subject to the discussion of backup withholding below any interest paid to a non-U.S. holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as portfolio interest. Generally, interest on the notes will qualify as portfolio interest if:

•	the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all of Fair, Isaac’s voting stock and is not a controlled foreign corporation with respect to which we are a related person within the meaning of the applicable provisions of the tax code;

•	the non-U.S. holder is not a bank receiving interest within the meaning of Section 881(c)(3)(A) of the tax code; and

•	the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise.

      The gross amount of interest payments to a non-U.S. holder that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to withholding of U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than subject to withholding at the 30% or treaty-reduced gross rate. In the case of a non-U.S. holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the non-U.S. holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a non-U.S. holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A non-U.S. holder of a note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

      In general, dividends paid to a non-U.S. holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends for this purpose may include stock distributions treated as deemed dividends as discussed in “U.S. Holders — Constructive Distributions on Notes” above. Dividends or deemed dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the non-U.S. holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a non-

U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be applicable under an income tax treaty. A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

     Conversion

      In general, a non-U.S. holder should not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes. Cash or common stock treated as issued for accrued interest would be treated as interest under the rules described above. A non-U.S. holder could be subject to U.S. federal income tax, however, on any additional payment received as a result of the notes being called for redemption. We may withhold tax from any such payment. If we were to withhold tax and the payment were determined not to be subject to U.S. federal income tax, a non-U.S. holder would be entitled to a refund of the tax withheld.

     Sales, Exchange or Redemption of Notes or Common Stock

      Except as described below and subject to the discussion concerning backup withholding, any gain realized by a non-U.S. holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax, unless:

•	such gain is U.S. trade or business income;

•	subject to certain exceptions, the non-U.S. holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition;

•	the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or

•	we are or have been a United States real property holding corporation within the meaning of Section 897 of the tax code at any time within the shorter of the five-year period before the sale, exchange or redemption of the notes or such holder’s holding period and certain other conditions are met.

Any withholding tax withheld pursuant to the rules applicable to dispositions of U.S. real property interests would be creditable against the non-U.S. holder’s U.S. federal income tax liability and could entitle the non-U.S. holder to a refund upon furnishing the required information to the IRS. We do not believe that we are a United States real property holding corporation within the meaning of Section 897 of the tax code, or that we will become one in the future.

     Information Reporting and Backup Withholding

      Generally, we must report annually to the IRS and to each non-U.S. holder any interest or dividend that is subject to withholding or exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

      Generally, information reporting and backup withholding of U.S. federal income tax at the applicable rate (currently of 30% for payments made in 2002, with such rate gradually being reduced to 28% for payments made in 2006) may apply to payments made by us or any agent of ours to non-U.S. holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a U.S. person.

      The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will generally not be subject to backup withholding. However, such payments will be subject to information reporting, but not backup withholding, if such broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business. Such payments will be subject to information reporting unless such broker has documentary evidence in its files of the non-U.S. holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. holder.

      Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

      The preceding discussion of material United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

LEGAL MATTERS

      The validity of the securities offered under this prospectus will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California and Fenwick & West LLP, Palo Alto, California and certain legal matters with respect to federal income tax consequences will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California. The validity of the notes and certain legal matters under New York law with respect to the notes will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, New York, New York.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Fair, Isaac and Company, Incorporated for the fiscal year ended September 30, 2001 have been so incorporated in reliance on the report of KPMG LLP, independent certified public accountants, and upon the authority of that firm as experts in auditing and accounting.

      The consolidated financial statements incorporated in this prospectus by reference to the Current Report on Form 8-K, dated May 24, 2002, of HNC Software Inc. for the fiscal year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      Fair, Isaac files annual, quarterly and special reports, proxy statements and other information with the SEC. Prior to the acquisition by Fair, Isaac, HNC filed annual, quarterly and special reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

      Fair, Isaac and HNC filed a joint Post-Effective Amendment No. 2 to HNC’s registration statement on Form S-3 and a registration statement on Form S-3 to register with the SEC the securities to be offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company and its finances.

Fair, Isaac SEC Filings (File No. 1-11689)

      1.     Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

      2.     Quarterly Reports on Form 10-Q for the quarters ended December 31, 2001, March 31, 2002 and June 30, 2002.

      3.     Current Reports on Form 8-K filed on April 29, 2002 and August 19, 2002.

      4.     The description of Fair, Isaac’s common stock contained in the Registration Statement on Form 8-A, filed on April 9, 1996, and any subsequent amendment or report filed for the purpose of updating such information.

      5.     The description of Fair, Isaac’s preferred stock purchase rights contained in the Registration Statement on Form 8-A, filed on August 10, 2001, and any subsequent amendment or report filed for the purpose of updating such description.

HNC SEC Filings (File No. 0-26146)

      1.     Annual Report on Form 10-K for the year ended December 31, 2001.

      2.     Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, and June 30, 2002.

      3.     Current Reports on Form 8-K filed on February 14, 2002, March 7, 2002, April 30, 2002, May 8, 2002, May 24, 2002 (as amended June 11, 2002 and June 12, 2002), June 14, 2002 and July 19, 2002.

      Fair, Isaac has supplied all information contained or incorporated by reference in this prospectus relating to Fair, Isaac, and the selling securityholders have supplied all such information relating to the selling securityholders.

      If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in the requested document or in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Fair, Isaac and Company, Incorporated

200 Smith Ranch Road
San Rafael, California 94903
Attention: Investor Relations
(415) 492-7122

      You can also get more information by visiting our website at fairisaac.com. Website materials are not part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The following table sets forth the various aggregate expenses payable by Fair, Isaac and HNC in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling holders. All amounts are estimated except the Securities and Exchange Commission registration fees.

Securities and Exchange Commission registration fees	$22,338
New York Stock Exchange filing fee*	34,000
Accounting fees and expenses*	50,000
Legal fees and expenses*	120,000
Miscellaneous*	—

Total	$226,338

*	Estimate

Item 15.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (“Delaware Law”) permits a company’s board of directors to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of the company, or serving or having served, at the request of the company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

      Article 5(b) of Fair, Isaac’s Restated Certificate of Incorporation (the “Fair, Isaac Certificate”) provides for the indemnification of Fair, Isaac’s directors and officers to the fullest extent permitted by law.

      As permitted by sections 102 and 145 of Delaware Law, the Fair, Isaac Certificate and the certificate of incorporation of HNC eliminate the liability of the companies’ respective directors for monetary damages to their respective companies and their stockholders arising from a breach or alleged breach of a director’s fiduciary duty except for liability under section 174 of Delaware Law or liability for any breach of the director’s duty of loyalty to the respective companies or their stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

      In addition, Fair, Isaac maintains officers’ and directors’ insurance covering certain liabilities that may be incurred by officers and directors of Fair, Isaac and HNC in the performance of their duties.

Item 16.     Exhibits

      The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number		Exhibit Title

2.1		Agreement and Plan of Merger, dated as of April 28, 2002, among Fair, Isaac, HNC Software Inc. and Northstar Acquisition Inc., filed as Exhibit 2.1 to Fair, Isaac’s report on Form 8-K filed on April 29, 2002 and incorporated by reference.
4.1		Indenture, dated as of August 24, 2001, between HNC Software Inc. and State Street Bank and Trust Company of California, N.A., as Trustee filed as Exhibit 4.01 to HNC’s Form S-3 Registration Statement, Registration Number 333-72804, and incorporated herein by reference.
4.2*		First Supplemental Indenture, dated as of August 5, 2002, between Fair, Isaac, HNC Software Inc., and State Street Bank and Trust Company of California, N.A., as trustee.
4.3		Registration Rights Agreement, dated as of August 24, 2001, between the HNC Software Inc. and Credit Suisse First Boston Corporation, Goldman, Sachs Co. and U.S. Bancorp Piper Jaffray Inc. filed as Exhibit 4.05 to HNC’s Form S-3 Registration Statement, Registration Number 333-72804, and incorporated herein by reference.
4.4		Form of Note for the HNC Software Inc. 5.25% Convertible Subordinated Notes due September 1, 2008. Included in Exhibit 4.04 to HNC’s Form S-3 Registration Statement, Registration Number 333-72804, and incorporated herein by reference.
4.5		Rights Agreement dated as of August 8, 2001 between Fair, Isaac and Mellon Investor Services LLC, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights. (Incorporated by reference to Exhibit 4.1 of Fair, Isaac’s Registration Statement on Form 8-A relating to the Series A Participating Preferred Stock Purchase Rights filed August 10, 2001.)
5.1*	*	Opinion of Fenwick & West LLP.
5.2*	*	Opinion of Orrick, Herrington & Sutcliffe LLP.
5.3*		Opinion of Pillsbury Winthrop LLP.
8.1*		Opinion of Pillsbury Winthrop LLP regarding certain legal matters with respect to federal income tax consequences.
12.1*		Statement regarding Fair, Isaac’s and HNC’s ratio of earnings to fixed charges.
23.1		Consent of Fenwick & West LLP. Included in Exhibit 5.1.
23.2		Consent of Orrick, Herrington & Sutcliffe LLP. Included in Exhibit 5.2.
23.3*		Consent of Pillsbury Winthrop LLP. Included in Exhibit 5.3 and Exhibit 8.1.
23.4*		Consent of KPMG LLP.
23.5*		Consent of PricewaterhouseCoopers LLP.
24.1		Power of Attorney (see page II-4)
25.1		Form T-1 statement of eligibility of trustee for the Indenture under the Trust Indenture Act of 1939.

*	Filed herewith.

**	Previously Filed.

Item 17.     Undertakings

      The undersigned Registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Securities Act each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 2 to Form S-3 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Rafael, California, on September 24, 2002.

HNC SOFTWARE INC.

By	/s/ KENNETH J. SAUNDERS

Kenneth J. Saunders
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas G. Grudnowski and Andrea M. Fike, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Form S-3 Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 24th day of September, 2002.

Principal Executive Officer	Directors

/s/ KENNETH J. SAUNDERS Kenneth J. Saunders Chief Executive Officer	/s/ THOMAS G. GRUDNOWSKI ----------------------------------- Thomas G. Grudnowski

Principal Financial and Accounting Officer	/s/ KENNETH J. SAUNDERS ----------------------------------- Kenneth J. Saunders

/s/ KENNETH J. SAUNDERS Kenneth J. Saunders Chief Financial Officer

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Rafael, California, on September 24, 2002.

FAIR, ISAAC AND COMPANY, INCORPORATED

By	/s/ THOMAS G. GRUDNOWSKI

Thomas G. Grudnowski
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas G. Grudnowski and Andrea M. Fike, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 24th day of September, 2002.

Principal Executive Officer (and Director)	Directors

/s/ THOMAS G. GRUDNOWSKI Thomas G. Grudnowski, Chief Executive Officer	/s/ A. GEORGE BATTLE A. George Battle

/s/ GUY R. HENSHAW

Principal Financial Officer	Guy R. Henshaw

/s/ KENNETH J. SAUNDERS Kenneth J. Saunders, Vice-President and Chief Financial Officer	/s/ DAVID S. P. HOPKINS David S. P. Hopkins

/s/ PHILIP G. HEASLEY Philip G. Heasley

Principal Executive Officer	Directors

/s/ HENK J. EVENHUIS Henk J. Evenhuis	/s/ TONY J. CHRISTIANSON Tony J. Christianson

/s/ MARGARET L. TAYLOR ----------------------------------------------------- Margaret L. Taylor

/s/ THOMAS F. FARB Thomas F. Farb

/s/ ALEX W. HART Alex W. Hart

EXHIBIT INDEX

Exhibit
Number		Exhibit Title

2.1		Agreement and Plan of Merger, dated as of April 28, 2002, among Fair, Isaac, HNC Software Inc. and Northstar Acquisition Inc., filed as Exhibit 2.1 to Fair, Isaac’s report on Form 8-K filed on April 29, 2002 and incorporated by reference.
4.1		Indenture, dated as of August 24, 2001, between HNC Software Inc. and State Street Bank and Trust Company of California, N.A., as Trustee filed as Exhibit 4.01 to HNC’s Form S-3 Registration Statement, Registration Number 333-72804, and incorporated herein by reference.
4	.2*	First Supplemental Indenture, dated as of August 5, 2002, between Fair, Isaac, HNC Software Inc., and State Street Bank and Trust Company of California, N.A., as trustee.
4.3		Registration Rights Agreement, dated as of August 24, 2001, between the HNC Software Inc. and Credit Suisse First Boston Corporation, Goldman, Sachs Co. and U.S. Bancorp Piper Jaffray Inc. filed as Exhibit 4.05 to HNC’s Form S-3 Registration Statement, Registration Number 333-72804, and incorporated herein by reference.
4.4		Form of Note for the HNC Software Inc. 5.25% Convertible Subordinated Notes due September 1, 2008. Included in Exhibit 4.04 to HNC’s Form S-3 Registration Statement, Registration Number 333-72804, and incorporated herein by reference.
4.5		Rights Agreement dated as of August 8, 2001 between Fair, Isaac and Mellon Investor Services LLC, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights. (Incorporated by reference to Exhibit 4.1 of Fair, Isaac’s Registration Statement on Form 8-A relating to the Series A Participating Preferred Stock Purchase Rights filed August 10, 2001.)
5	.1**	Opinion of Fenwick & West LLP.
5	.2**	Opinion of Orrick, Herrington Sutcliffe & LLP.
5	.3*	Opinion of Pillsbury Winthrop LLP.
8	.1*	Opinion of Pillsbury Winthrop LLP regarding certain legal matters with respect to federal income tax consequences.
12	.1*	Statement regarding Fair, Isaac’s and HNC’s ratio of earnings to fixed charges.
23.1		Consent of Fenwick & West LLP. Included in Exhibit 5.1.
23.2		Consent of Orrick, Herrington & Sutcliffe LLP. Included in Exhibit 5.2.
23	.3*	Consent of Pillsbury Winthrop LLP. Included in Exhibit 5.3 and Exhibit 8.1.
23	.4*	Consent of KPMG LLP.
23	.5*	Consent of PricewaterhouseCoopers LLP.
24.1		Power of Attorney (see page II-4).
25.1		Form T-1 statement of eligibility of trustee for the Indenture under the Trust Indenture Act of 1939.

*	Filed herewith.

**	Previously Filed.